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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                           EFI Electronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268428-20-8
                    ----------------------------------------
                                 (CUSIP Number)

                               Douglas C. Waddoups
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.        [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 268428-20-8
          -----------
--------------------------------------------------------------------------------
 1    Names of Reporting Persons..
      I.R.S. Identification Nos. of above persons (entities only).

             Gaylord K. Swim
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items

                                                                ------------
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------
                      7      Sole Voting Power

                             -0-
                     -----------------------------------------------------------
   Number of          8      Shared Voting Power
     Shares
  Beneficially               -0-
   Owned by          -----------------------------------------------------------
      Each            9      Sole Dispositive Power
   Reporting
     Person                  -0-
      With           -----------------------------------------------------------
                     10      Shared Dispositive Power

                             -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-
--------------------------------------------------------------------------------
12    Check if the  Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

       -0-
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 268428-20-8
          -----------
--------------------------------------------------------------------------------
 1    Names of Reporting Persons..
      I.R.S. Identification Nos. of above persons (entities only).

             Greenwood Management Corporation
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)
--------------------------------------------------------------------------------
 3    SEC Use Only
--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

             N/A
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items

                                                                ------------
--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

             Utah
--------------------------------------------------------------------------------
                      7      Sole Voting Power

                             -0-
                     -----------------------------------------------------------
   Number of          8      Shared Voting Power
     Shares
  Beneficially               -0-
   Owned by          -----------------------------------------------------------
      Each            9      Sole Dispositive Power
   Reporting
     Person                  -0-
      With           -----------------------------------------------------------
                     10      Shared Dispositive Power

                             -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      -0-
--------------------------------------------------------------------------------
12    Check if the  Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
      Instructions)                                                          [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

       -0-
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No.    268428-20-8
             -----------

This Amendment No. 3 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on or about October 7, 1996, Amendment No. 1 thereto filed on October 2, 1997 and Amendment No. 2 thereto filed on JUly 18, 2000.

Item 1.  Security and Issuer

         (a)      Title of Class of Equity Securities      No change.

         (b)      Name of Issuer:   No change.

         (c)      Address of Issuer's Principal Executive Office:

                       1751 South 4800 West, Salt Lake City, UT 84104

Item 2.  Identity and Background

         (a)      Name:    No change.

         (b)      Business or Residence address:     No change

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
                                                                       No change

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No change

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No change.

         (f)      Citizenship:      No change.


Item 3.  Source and Amount of Funds or Other Consideration

                  Not  applicable  as this  Amendment  No. 3 to Schedule  13D is
                  being  filed  to  report   dispositions  of  securities,   not
                  acquisitions of securities.

Item 4.  Purpose of Transaction

                  Not  applicable  as this  Amendment  No. 3 to Schedule  13D is
                  being  filed  to  report   dispositions  of  securities,   not
                  acquisitions of securities.

CUSIP No.    268428-20-8
             -----------

Item 5.  Interest in Securities of the Issuer

         (a)      None

         (b)      None.

         (c) As provided in the Agreement and Plan of Merger, dated March 20, 2000 (the "Agreement"), among Square D Company, Surge Sub Inc. and EFI Electronics Corporation (the "Company"), pursuant to which the Company was acquired by Square D Company, each share of the $.0001 par value common stock of the Company (the "Common Stock") beneficially owned by Gaylord K. Swim or Greenwood Management Corporation was converted into the right to receive $1.50 in cash. Each such share, when so converted, was then canceled and retired. In addition, shortly before the acquisition of the Company, Mr. Swim and Greenwood Management Corporation, as the beneficial owners of warrants to purchase shares of the Common Stock, exercised such warrants. Each share of the Common Stock issued upon exercise of the warrants was then converted, pursuant to the Agreement, into the right to receive $1.50 in cash and then canceled and retired.

         (d)      Not applicable.

         (e)      May 12, 2000.

Item 6.

         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is a copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

CUSIP No.    268428-20-8
             -----------
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/17/00                              By: /s/ GAYLORD K. SWIM
-------                              -----------------------
Date                                         Gaylord K. Swim


                                     GREENWOOD MANAGEMENT
                                     CORPORATION, a Utah corporation

7/18/00                              By: /s/ KATHERINE M. SWIM
-------                              -------------------------
Date                                         Katherine M. Swim

                                     Its:    President
                                             ---------

CUSIP No.    268428-20-8
             -----------
                                                                       Exhibit A

                                    AGREEMENT
                                    ---------

         The undersigned agree that this Amendment No. 3 to Schedule 13D of Gaylord K. Swim and Greenwood Management Corporation relating to shares of the common stock of EFI Electronics Corporation shall be filed on behalf of the undersigned.

7/17/00                                By: /s/ GAYLORD K. SWIM
-------                                -----------------------
Date                                           Gaylord K. Swim


                                       GREENWOOD MANAGEMENT
                                       CORPORATION, a Utah corporation

7/18/00                                By: /s/ KATHERINE M. SWIM
-------                                -------------------------
Date                                           Katherine M. Swim

                                       Its:    President
                                               ---------